EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2018 BUDGET
CALGARY, ALBERTA – NOVEMBER 7, 2017 – FOR IMMEDIATE RELEASE
Commenting on the Company’s 2018 budget, Steve Laut, President of Canadian Natural, stated, “Canadian Natural’s transition to a long life low decline asset base is complete, as the Horizon Phase 3 expansion has been successfully executed. The strength of the Company is reflected in the 2018 budget as we target overall production between 1,090,000 and 1,170,000 BOE/d. This represents a 17% increase over 2017 production levels with a capital program targeted at $4.3 billion, $0.5 billion less than 2017, excluding the Athabasca Oil Sands Project acquisition capital. This allows the Company significant capital flexibility to allocate capital to the highest return projects and to maximize shareholder value. Free cash flow is targeted to be in the $2.3 billion to $2.7 billion range, after the Company’s current dividend.”
Canadian Natural’s Chief Operating Officer, Tim McKay, continued, “The Company will focus on reliability across our diverse asset base and continue to integrate and optimize the assets acquired in 2017. Modest drilling programs will ensure cost control, which is essential in this commodity price environment. Project development at our Steam Assisted Gravity Drainage project, Kirby North will continue in 2018 as we advance the project for ultimate completion in Q4/19.”

Canadian Natural’s Chief Financial Officer, Corey Bieber, continued, “In 2018, the Company targets to continue to strengthen our balance sheet metrics with increasing free cash flow. Ample liquidity and significant capital flexibility in 2018 will allow the Company to effectively manage our financial position in a volatile commodity price environment.”

HIGHLIGHTS OF THE 2018 BUDGET
▪	Canadian Natural’s 2018 capital budget is targeted at approximately $4.3 billion, $0.5 billion less than 2017, excluding the Athabasca Oil Sands Project (“AOSP”) acquisition capital. The Company targets to deliver 2018 production growth of approximately 17% at the midpoint of 2018 budget guidance with targeted maintenance capital at approximately $3.0 billion, demonstrating the benefit of a long life low decline asset base.
▪	The Company’s 2018 funds flow from operations is targeted to be approximately $7.9 billion to $8.3 billion. Free cash flow is targeted to be approximately $2.3 billion to $2.7 billion, after budgeted capital and the current dividend, based upon average annual WTI strip pricing of US$52.03/bbl and AECO strip pricing of C$2.11/GJ.
▪	Overall crude oil and NGL production is targeted to increase from 2017 levels by 23%, ranging from 815,000 bbl/d to 885,000 bbl/d in 2018. The increase represents approximately 160,000 bbl/d of production growth and is largely as a result of the completion of the Phase 3 expansion at Horizon Oil Sands Mining & Upgrading (“Horizon”) and a full year of production at the AOSP.
▪	Overall production in 2018 is targeted to be between 1,090,000 BOE/d and 1,170,000 BOE/d, with a product mix of approximately 75% crude oil and NGLs and 25% natural gas. In 2018 approximately 55% of the Company’s production is targeted to come from long life low decline assets.
North America – Exploration & Production
—	North America crude oil and NGL production provides significant capital flexibility as the Company’s large asset base encompasses light crude oil, primary heavy crude oil and Pelican Lake heavy crude oil. The Company’s strong asset base is complemented by an extensive network of owned infrastructure and is supported by a deep inventory of low capital exposure, high return on capital projects that deliver significant production and value growth opportunities.
–	The Company is targeting a capital program of $1,555 million for North American E&P in 2018. Plans for 2018 are summarized as follows:
o	North American crude oil and NGL production is targeted to range from 253,000 bbl/d to 263,000 bbl/d, representing a 7% increase from 2017 production levels. The Company’s 2018 drilling program is focused on value growth over the near, mid and long term.
o	Canadian Natural targets to drill approximately 67 net producing wells in its North America light crude oil operations, a significant part of the Company’s balanced portfolio. This represents an increase of 28 net producing wells from 2017 targeted levels.
o	The Company targets continued strong capital efficiencies and high returns with a right-sized primary heavy crude oil drilling program of 377 net producing wells, a 6% decrease compared to 2017 targeted levels.
o	The Company targets a drilling program of 22 net producing wells in 2018 at Pelican Lake, its industry leading polymer flood asset. This represents an increase of 5 net producing wells from 2017 targeted levels. In 2018, Canadian Natural will integrate and optimize operations at its recently acquired Pelican Lake lands to maximize shareholder value.
o	Corporate natural gas production is targeted to range from 1,650 MMcf/d to 1,710 MMcf/d, in-line with 2017 levels, as natural gas prices are expected to continue to be challenged in 2018.
o	The Company targets a modest natural gas drilling program of 17 net producing wells representing a decrease of 3 net producing wells compared to 2017 targeted levels. The Company targets to continue its focused drill to fill strategy in its liquid rich assets in the Montney and the Deep Basin, where the Company owns and operates significant infrastructure.
North America – Thermal in Situ Oil Sands
—	Thermal in situ oil sands assets provide a substantial, low risk production profile that can generate significant sustainable free cash flow.
–	Thermal in situ production is targeted to be in line with 2017 levels in the range of 107,000 bbl/d to 127,000 bbl/d in 2018.
–	Total thermal in situ capital in 2018 is targeted to be $960 million, as the Company targets to drill 119 net producing thermal wells. In 2018, the Company will initiate high value pad additions at Primrose, which will add long life low decline production commencing in Q4 of 2019. Additionally, drilling at the Company’s 40,000 bbl/d Kirby North Steam Assisted Gravity Drainage (“SAGD”) project will begin in 2018.

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o	Primrose drilling activity is targeted to be 64 net producing wells in 2018. First production from this drilling program is targeted in Q4 of 2019 with exit 2019 production of 25,000 bbl/d.
o	Canadian Natural will advance its development of the Kirby North SAGD project in 2018. In the year, the Company targets project capital of approximately $465 million to complete 49 net producing wells, 44 injector wells and facility construction. First steam injection is targeted for late 2019 and first production is targeted in Q1 of 2020. Overall targeted productive capacity at Kirby North is 40,000 bbl/d.
o	Drilling activity at Kirby South will be minimal with 6 net producing wells targeted.
North America – Oil Sands Mining and Upgrading
—	Canadian Natural’s transition to a long life low decline asset base is complete. Oil Sands Mining & Upgrading production is targeted to increase significantly in 2018 due to the successful completion of the Phase 3 expansion at Horizon and a full year of production at the AOSP.
‒	Oil Sands Mining and Upgrading production is targeted to increase by greater than 50% in 2018 from 2017 levels. The 2018 production guidance range for Oil Sands Mining and Upgrading is 415,000 bbl/d to 450,000 bbl/d of synthetic crude oil.
‒	The 2018 targeted production range includes a 21 day planned turnaround at the Horizon operations and includes planned pit stops at the AOSP in the spring and fall of 2018.
‒	2018 Oil Sands Mining and Upgrading targeted capital includes approximately $500 million for completion of environmental work related to the Phase 3 expansion, technology and project development.
‒	Sustaining capital is targeted to be $660 million, while $220 million is targeted for turnarounds and reclamation activities.
International – Exploration & Production
—	International light crude oil production is targeted to range from 40,000 bbl/d to 45,000 bbl/d, a decrease of approximately 8% from 2017 production levels, reflecting natural production declines.
—	2018 capital at the Company’s International assets is targeted to be in-line with 2017 levels at approximately $410 million, which includes approximately $70 million for decommissioning activities.
—	The Company targets to drill 4.6 net producing wells in the North Sea and 1.7 net producing wells at the Baobab field in Cȏte d’Ivoire.
PRODUCTION AND CAPITAL GUIDANCE
Canadian Natural continues its strategy of maintaining a large diverse portfolio of assets. This enables the Company to provide consistent growth in production and to maximize shareholder returns through flexible capital allocation. Annual budgets are developed and scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and the balancing of project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.
Daily production volumes (before royalties)	2017 Forecast	2018 Budget
Natural gas (MMcf/d)	1,655 - 1,705	1,650 - 1,710

Crude oil and NGLs (Mbbl/d)
North America – Exploration and Production	236 - 246	253 - 263
North America – Thermal In Situ	112 - 122	107 - 127
North America – Oil Sands Mining and Upgrading	272 - 300	415 - 450
International	43 - 49	40 - 45
Total crude oil and NGLs	663 - 717	815 - 885
Total BOE/d	939 - 1,001	1,090 -1,170

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The forecast capital expenditures for 2017 and the 2018 Budget guidance are as follows:
Capital Expenditures (C$ millions)	2017 Forecast	2018 Budget
North America natural gas and NGLs	$460	$440
North America crude oil	920	1,115
International crude oil	420	410
Total Exploration and Production	$1,800	$1,965

Total Thermal In Situ Oil Sands	$380	$960
Oil Sands Mining and Upgrading
Environment, technology and project development	$925	$500
Sustaining capital	555	660
Turnarounds, reclamation and other	225	220
Total Oil Sands Mining and Upgrading	$1,705	$1,380
Net acquisitions, midstream and other (1)	$970	$30
Total Capital Expenditures	$4,855	$4,335
2017 Forecast excludes acquisition costs of AOSP transaction.
The above capital expenditures for the 2017 forecast and the 2018 budget incorporate the following levels of drilling activity:
Drilling activity (number of net producing wells)	2017 Forecast	2018 Budget
Targeting natural gas	20	17
Targeting crude oil	459	472
Targeting thermal in situ	27	119
Total	506	608
Note: 2017F and 2018B excludes stratagraphic and service wells.

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Special Note Regarding Currency, Production and Reserves
In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data are presented on a before royalties basis unless otherwise stated. In addition, reference is made to crude oil, natural gas and NGLs in common units called barrel of oil equivalent ("BOE") or thousand cubic feet of gas equivalent (“McfGE”).  A BOE is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil or NGLs (6Mcf:1bbl).  An McfGE is derived by converting one barrel of crude oil or NGLs to six thousand cubic feet of natural gas (1bbl:6Mcf). These conversions may be misleading, particularly if used in isolation, since the 6Mcf:1bbl ratio or the 1bbl:6Mcf ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  In comparing the value ratio using current crude oil or NGL prices relative to natural gas prices, the 6Mcf:1bbl or 1bbl:6Mcf conversion ratios may be misleading as an indication of value.
This document, herein incorporated by reference, has been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
For the year ended December 31, 2016 the Company retained Independent Qualified Reserves Evaluators (“IQREs”), Sproule Associates Limited and Sproule International Limited (together as “Sproule”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and review all of the Company’s proved and proved plus probable reserves with an effective date of December 31, 2016 and a preparation date of February 6, 2017.  Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and NGLs reserves.  GLJ evaluated the Horizon SCO reserves.  The evaluation and review was conducted in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and disclosed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requirements.  Reserves disclosure is presented in accordance with Canadian reporting requirements using forecast prices and escalated costs.
The Company annually discloses net proved reserves and the standardized measure of discounted future net cash flows using 12-month average prices and current costs in accordance with United States Financial Accounting Standards Board Topic 932 “Extractive Activities - Oil and Gas” in the Company’s Form 40-F filed with the SEC in the “Supplementary Oil and Gas Information” section of the Company’s Annual Report.
Special Note Regarding non-GAAP Financial Measures
This release should be read in conjunction with the Company's Management's Discussion and Analysis ("MD&A") and the unaudited interim Consolidated Financial Statements for the three months and nine months ended September 30, 2017 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2016.
All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the period ended September 30, 2017 and MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This release includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings (loss) from operations, funds flow from operations (previously referred to as cash flow from operations), and adjusted cash production costs. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings (loss) and cash flows from operating activities, as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings (loss) from operations and funds flow from operations are reconciled to net earnings (loss), as determined in accordance with IFRS, in the “Financial Highlights” section of the Company's MD&A. The non-GAAP measure funds flow from operations is also reconciled to cash flows from operating activities. The derivation of adjusted cash production costs and adjusted depreciation, depletion and amortization are included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of the Company's MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of the Company's MD&A.
A Barrel of Oil Equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO.

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Production volumes and per unit statistics are presented throughout this release on a “before royalty” or “gross” basis, and realized prices are net of blending costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only in the Company's MD&A.
Forward Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout the Company's Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, the Athabasca Oil Sands Project ("AOSP"), Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids (“NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets, including the interests in the AOSP as well as additional working interests in certain other producing and non-producing oil and gas properties (the "other assets"), acquired by the Company on May 31, 2017; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the

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impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.

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WEBCAST
This 2018 budget release is accompanied by a webcast, where the company will discuss its strategy for creating shareholder value as well as its plans for 2018 and beyond. The webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website in PDF format shortly before the live conference call webcast at 9am Eastern Time.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer and Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations
Trading Symbol – CNQ Toronto Stock Exchange New York Stock Exchange

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